# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coatue Innovative Strategies Fund, CIK 0002044519
CUSIP: 000000000
Title of class of securities: Class I shares
Address of issuer's principal executive offices: 9 West 57th Street, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001279618

## Reporting persons
- Philippe Laffont: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,232,812.65; shared voting power 0; sole dispositive power 7,232,812.65; shared dispositive power 0; aggregate amount beneficially owned 7,232,812.65 (5.5% of the class)
  Comment: The percent of class is calculated based on 132,131,196.688 shares, par value $0.01 per share ("Shares") outstanding as of June 30, 2025, based on information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Coatue Innovative Strategies Fund
Address of issuer's principal executive offices: 9 West 57th Street New York, NY, 10019

## Item 2. Person Filing
Name of person filing: Philippe Laffont
Address of principal business office or, if none, residence:
c/o Coatue Management, L.L.C.
9 West 57th Street, 25th Floor
New York, NY 10019
Citizenship: See response to row 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page.

The filing of this statement shall not be construed as an admission that the Reporting Person, for the purpose of Section 13(d) or 13(g) of the Exchange Act, is the beneficial owner of any of the securities covered by this statement.
Percent of class: See response to row 11 on the cover page.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Philippe Laffont: /s/ Philippe Laffont, Philippe Laffont (08/14/2025)